GRUPO CARSO, S.A. DE C.V.

RECEIVED

2004 MAY 13 A 9:5? May 6, 2004.

OFFICE OF INTERNATI... CORPORATE FINAN...

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, [redacted]
U.S.A.

04030041

SUPPL

Reference: Grupo Carso, S.A. de C.V.
File Number: 82-3175

Enclosed, find the unaudited consolidated financial statements as of March 31, 2004 and 2003 for GRUPO CARSO, S.A. DE C.V.

This statements are the traslated versions wich are sent every quarter to the Bolsa Mexicana de Valores, S.A. de C.V. (BMV).

Included are:

Balance sheet, income statement of changes in financial position, breakdown of main concepts, ratios, data per share, and integration of the paid social capital stock.

The following information is also sent to the BMV:

PROCESSED
MAY 17 2004
THOMSON FINANCIAL

Notes to the financial statements
Constructions in process
FX Position
Products Manufactured
Raw Materials
Plants and Equipment
Personnel
Unconsolidated financial statements.

Sincerely.

C.P. Quintín Humberto Botas Hernández
Attorney in fact

Lic. Alejandro Archundia Becerra
Attorney in fact

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: 1 Year: 2004
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT MARCH 31 OF 2004 AND 2003

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**68,239,710**	**100**	**64,649,576**	**100**
2	**CURRENT ASSETS**	**25,596,397**	**38**	**20,787,223**	**32**
3	CASH AND SHORT-TERM INVESTMENTS	2,447,189	4	1,747,948	3
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	9,537,436	14	8,072,763	12
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	1,489,114	2	810,168	1
6	INVENTORIES	11,722,128	17	9,989,729	15
7	OTHER CURRENT ASSETS	400,530	1	166,615	0
8	**LONG-TERM**	**1,790,562**	**3**	**1,961,199**	**3**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	11,046	0	61,063	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	1,226,580	2	1,333,400	2
11	OTHER INVESTMENTS	552,936	1	566,736	1
12	**PROPERTY, PLANT AND EQUIPMENT**	**36,311,201**	**53**	**37,436,141**	**58**
13	PROPERTY	27,393,051	40	27,523,665	43
14	MACHINERY AND INDUSTRIAL	35,666,232	52	36,343,063	56
15	OTHER EQUIPMENT	5,270,012	8	4,726,961	7
16	ACCUMULATED DEPRECIATION	33,486,131	49	32,412,392	50
17	CONSTRUCTION IN PROGRESS	1,468,037	2	1,254,844	2
18	**DEFERRED ASSETS (NET)**	**3,933,004**	**6**	**3,940,450**	**6**
19	**OTHER ASSETS**	**608,546**	**1**	**524,563**	**1**
20	**TOTAL LIABILITIES**	**37,419,929**	**100**	**35,238,934**	**100**
21	**CURRENT LIABILITIES**	**17,542,700**	**47**	**15,556,219**	**44**
22	SUPPLIERS	4,840,230	13	3,550,180	10
23	BANK LOANS	7,076,674	19	7,199,930	20
24	STOCK MARKET LOANS	968,835	3	55,976	0
25	TAXES TO BE PAID	1,360,447	4	1,400,223	4
26	OTHER CURRENT LIABILITIES	3,296,514	9	3,349,910	10
27	**LONG-TERM LIABILITIES**	**10,049,370**	**27**	**10,498,619**	**30**
28	BANK LOANS	6,499,370	17	9,142,979	26
29	STOCK MARKET LOANS	3,550,000	9	1,355,640	4
30	OTHER LOANS	0	0	-	0
31	**DEFERRED LOANS**	**9,643,375**	**26**	**8,958,319**	**25**
32	**OTHER LIABILITIES**	**184,484**	**0**	**225,777**	**1**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**30,819,781**	**100**	**29,410,642**	**100**
34	**MINORITY INTEREST**	6,401,182	21	**5,976,959**	20
35	**MAJORITY INTEREST**	**24,418,599**	**79**	**23,433,683**	**80**
36	**CONTRIBUTED CAPITAL**	**7,653,912**	**25**	**7,679,206**	**26**
37	PAID-IN CAPITAL STOCK (NOMINAL)	961,323	3	990,446	3
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	4,821,765	16	4,819,063	16
39	PREMIUM ON SALES OF SHARES	1,870,824	6	1,869,697	6
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**16,764,687**	**54**	**15,754,477**	**54**
42	RETAINED EARNINGS AND CAPITAL RESERVE	52,745,522	171	52,338,507	178
43	REPURCHASE FUND OF SHARES	0	0	0	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(36,911,573)	(120)	(37,062,333)	(126)
45	NET INCOME FOR THE YEAR	930,738	3	478,303	2

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: 1 Year: 2004
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**2,447,189**	**100**	**1,747,948**	**100**
46	CASH	485,839	20	603,770	35
47	SHORT-TERM INVESTMENTS	1,961,350	80	1,144,178	65
18	**DEFERRED ASSETS (NET)**	**3,933,004**	**100**	**3,940,450**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	3,155,511	80	3,122,271	79
49	GOODWILL	522,178	13	782,062	20
50	DEFERRED TAXES	7,602	0	35,748	1
51	OTHERS	247,713	6	369	0
21	**CURRENT LIABILITIES**	**17,542,700**	**100**	**15,556,219**	**100**
52	FOREING CURRENCY LIABILITIES	6,957,161	40	7,249,897	47
53	MEXICAN PESOS LIABILITIES	10,585,539	60	8,306,322	53
24	**STOCK MARKET LOANS**	**968,835**	**100**	**55,976**	**100**
54	COMMERCIAL PAPER	968,835	100	55,976	100
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**3,296,514**	**100**	**3,349,910**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	5,044	-	49,829	1
58	OTHER CURRENT LIABILITIES WITHOUT COST	3,291,470	100	3,300,081	99
27	**LONG-TERM LIABILITIES**	**10,049,370**	**100**	**10,498,619**	**100**
59	FOREING CURRENCY LIABILITIES	5,613,765	56	6,064,120	58
60	MEXICAN PESOS LIABILITIES	4,435,605	44	4,434,499	42
29	**STOCK MARKET LOANS**	**3,550,000**	**100**	**1,355,640**	**100**
61	BONDS	3,550,000	100	1,355,640	100
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**9,643,375**	**100**	**8,958,319**	**100**
65	NEGATIVE GOODWILL	545,819	6	17,249	0
66	DEFERRED TAXES	9,097,512	94	8,940,756	100
67	OTHERS	44	-	314	-
32	**OTHER LIABILITIES**	**184,484**	**100**	**225,777**	**100**
68	RESERVES	181,002	98	152,861	68
69	OTHERS LIABILITIES	3,482	2	72,916	32
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS'EQUITY**	**(36,911,573)**	**100**	**(37,062,333)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	238,322	1	238,322	1
71	INCOME FROM NON-MONETARY POSITION ASSETS	(37,149,895)	(101)	(37,300,655)	(101)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

Quarter: 1 Year: 2004

CONSOLIDATED FINANCIAL STATEMENT

OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	8,053,697	5,231,004
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	948	953
75	EMPLOYERS (*)	46,731	44,585
76	WORKERS (*)	29,534	22,636
77	CIRCULATION SHARES (*)	831,361,500	856,547,100
78	REPURCHASED SHARES (*)	83,638,500	58,452,900

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: 1 Year: 2004

GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2004 AND 2003
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**14,893,195**	**100**	**13,215,171**	**100**
2	COST OF SALES	10,789,834	72	9,536,942	72
3	**GROSS INCOME**	**4,103,361**	**28**	**3,678,229**	**28**
4	OPERATING	2,189,121	15	2,067,844	16
5	**OPERATING INCOME**	**1,914,240**	**13**	**1,610,385**	**12**
6	TOTAL FINANCING COST	185,359	1	584,805	4
7	**INCOME AFTER FINANCING COST**	**1,728,881**	**12**	**1,025,580**	**8**
8	OTHER FINANCIAL OPERATIONS	41,069	0	166,166	1
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**1,687,812**	**11**	**859,414**	**7**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	750,924	5	418,346	3
11	**NET INCOME AFTER TAXES AND WORKERS'PROFIT SHARING**	**936,888**	**6**	**441,068**	**3**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	235,155	2	203,686	2
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**1,172,043**	**8**	**644,754**	**5**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**1,172,043**	**8**	**644,754**	**5**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**1,172,043**	**8**	**644,754**	**5**
19	NET INCOME OF MINORITY INTEREST	241,305	2	166,451	1
20	**NET INCOME OF MAJORITY INTEREST**	**930,738**	**6**	**478,303**	**4**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

Quarter: 1 Year: 2004

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**14,893,195**	**100**	**13,215,171**	**100**
21	DOMESTIC	13,395,659	90	11,947,802	90
22	FOREIGN	1,497,536	10	1,267,369	10
23	TRANSLATED IN TO DOLLARS (***)	135,655	1	111,577	1
6	**TOTAL FINANCING COST**	**185,359**	**100**	**584,805**	**100**
24	INTEREST PAID	682,091	368	537,700	92
25	EXCHANGE LOSSES	324,843	175	1,125,570	192
26	INTEREST EARNED	131,621	71	126,176	22
27	EXCHANGE PROFITS	440,331	238	673,356	115
28	GAIN DUE TO MONETARY POSITION	(254,249)	(137)	(278,933)	(48)
42	LOST IN DEVALUATION OF UDI'S	4,626	2	0	0
43	GAIN IN APPRECIATION OF UDI'S	0	0	0	0
8	**OTHER FINANCIAL OPERATIONS**	**41,069**	**100**	**166,166**	**100**
29	OTHER NET EXPENSES (INCOME) NET	43,495	106	170,159	102
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	(2,426)	(6)	(3,993)	(2)
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**750,924**	**100**	**418,346**	**100**
32	INCOME TAX	716,421	95	996,811	238
33	DEFERED INCOME TAX	(114,167)	(15)	(665,718)	(159)
34	WORKERS' PROFIT SHARING	135,699	18	159,046	38
35	DEFERED WORKERS' PROFIT SHARING	12,971	2	-71,793	(17)

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: 1 Year: 2004
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	14,893,196	13,215,172
37	NET INCOME OF THE YEAR	862,582	873,703
38	NET SALES (**)	59,276,288	55,244,506
39	OPERATION INCOME (**)	7,633,467	7,258,336
40	NET INCOME OF MAYORITY INTEREST (**)	2,453,550	1,746,197
41	NET CONSOLIDATED INCOME (**)	3,382,208	2,693,926

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: 1 Year: 2004

GRUPO CARSO, S.A. DE C.V.

QUARTERLY CONSOLIDATED EARNING STATEMENT

FROM OCTOBER THE 1st TO MARCH 31 OF 2004 AND 2003

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**14,893,195**	**100**	**13,215,171**	**100**
2	COST OF SALES	10,789,834	72	9,536,942	72
3	**GROSS INCOME**	**4,103,361**	**28**	**3,678,229**	**28**
4	OPERATING	2,189,121	15	2,067,844	16
5	**OPERATING INCOME**	**1,914,240**	**13**	**1,610,385**	**12**
6	TOTAL FINANCING COST	185,359	1	584,805	4
7	**INCOME AFTER FINANCING COST**	**1,728,881**	**12**	**1,025,580**	**8**
8	OTHER FINANCIAL OPERATIONS	41,069	0	166,166	1
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**1,687,812**	**11**	**859,414**	**7**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	750,924	5	418,346	3
11	**NET INCOME AFTER TAXES AND WORKERS'PROFIT SHARING**	**936,888**	**6**	**441,068**	**3**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	235,155	2	203,686	2
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**1,172,043**	**8**	**644,754**	**5**
14	INCOME OF DISCONTINUOUS OPERATIONS	.0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**1,172,043**	**8**	**644,754**	**5**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**1,172,043**	**8**	**644,754**	**5**
19	NET INCOME OF MINORITY INTEREST	241,305	2	166,451	1
20	**NET INCOME OF MAJORITY INTEREST**	**930,738**	**6**	**478,303**	**4**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
GRUPO CARSO, S.A. DE C.V.

Quarter: 1 Year: 2004

QUARTERLY CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**14,893,195**	**100**	**13,215,171**	**100**
21	DOMESTIC	13,395,659	90	11,947,802	90
22	FOREIGN	1,497,536	10	1,267,369	10
23	TRANSLATED IN TO DOLLARS (***)	135,655	1	111,577	1
6	**TOTAL FINANCING COST**	**185,359**	**100**	**584,805**	**100**
24	INTEREST PAID	682,091	368	537,700	92
25	EXCHANGE LOSSES	324,843	175	1,125,570	192
26	INTEREST EARNED	131,621	71	126,176	22
27	EXCHANGE PROFITS	440,331	238	673,356	115
28	GAIN DUE TO MONETARY POSITION	(254,249)	(137)	(278,933)	(48)
42	LOST IN DEVALUATION OF UDI'S	4,626	2	0	0
43	GAIN IN APPRECIATION OF UDI'S	0	0	0	0
8	**OTHER FINANCIAL OPERATIONS**	**41,069**	**100**	**166,166**	**100**
29	OTHER NET EXPENSES (INCOME) NET	43,495	106	170,159	102
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	(2,426)	(6)	(3,993)	(2)
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**750,924**	**100**	**418,346**	**100**
32	INCOME TAX	716,421	95	996,811	238
33	DEFERED INCOME TAX	(114,167)	(15)	(665,718)	(159)
34	WORKERS' PROFIT SHARING	135,699	18	159,046	38
35	DEFERED WORKERS' PROFIT SHARING	12,971	2	-71,793	(17)

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: 1 Year: 2004
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2004 AND 2003
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**1,172,043**	**644,754**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	288,595	(264,486)
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**1,460,638**	**380,268**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(583,549)	(603,063)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**877,089**	**(222,795)**
6	CASH FLOW FROM EXTERNAL FINANCING	934,313	170,928
7	CASH FLOW FROM INTERNAL FINANCING	(318,696)	(335,915)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**615,617**	**(164,987)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(1,234,233)**	**(424,831)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	258,473	(812,613)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	2,188,716	2,560,561
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	2,447,189	1,747,948

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: 1 Year: 2004
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**288,595**	**(264,486)**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	591,652	556,432
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(303,057)	(820,918)
40	+ (-) OTHER ITEMS THAT DON'T HAVE RELATION WITH EBITDA	0	0
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(583,549)**	**(603,063)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(455,074)	(238,643)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(314,457)	332,354
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(6,041)	391,684
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	336,817	(961,053)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(144,794)	(127,405)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**934,313**	**170,928**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	872,537	-826,922
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	(718,829)	188,907
25	+ DIVIDEND RECEIVED	789,124	789,602
26	+ OTHER FINANCING	-8,519	19,341
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(318,696)**	**(335,915)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(7,052)	(11,478)
31	(-) DIVIDENS PAID	(37,832)	(84,990)
32	+ PREMIUM ON SALE OF SHARES	(273,812)	(239,447)
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(1,234,233)**	**(424,831)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(70,482)	(115,034)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(473,647)	(30,621)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	-163,335	(281,898)
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	31,539	22,219
39	+ (-) OTHER ITEMS	(558,308)	(19,497)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: 1 Year: 2004
GRUPO CARSO, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	7.87	%	4.88	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	10.05	%	7.45	%
3	NET INCOME TO TOTAL ASSETS (**)	4.96	%	4.17	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	21.69	%	43.26	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.87	times	0.85	times
7	NET SALES TO FIXED ASSETS (**)	1.63	times	1.48	times
8	INVENTORIES ROTATION (**)	3.66	times	3.97	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	50	days	48	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	14.30	%	17.30	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	54.84	%	54.51	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.21	times	1.20	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	33.59	%	37.78	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	27.68	%	28.04	%
15	OPERATING INCOME TO INTEREST PAID	2.81	times	2.99	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.58	times	1.57	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.46	times	1.34	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.79	times	0.69	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.68	times	0.59	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	13.95	%	11.24	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	9.81	%	2.88	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(3.92)	%	(4.56)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	1.29	times	(0.41)	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	151.77	%	(103.60)	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(51.77)	%	203.60	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	38.38	%	7.21	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: 1 Year: 2004
GRUPO CARSO, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount			QUARTER OF PREVIOUS FINANCIAL YEAR Amount		
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	2.91		$	2.00	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	0.00		$	0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE (**)	$	4.77		$	3.08	
5	EFECT OF DICONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.40		$	0.00	
6	EFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERA TING PROFIT PER SHARE (**)	$	0.00		$	0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERA TING PROFIT PER SHARE (**)	$	0.36		$	0.00	
8	CARRYING VALUE PER SHARE	$	29.37		$	27.36	
9	CASH DIVIDEND ACUMULATED PER SHARE	$	0.00		$	0.00	
10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
11	MARKET PRICE TO CARRYING VALUE		1.60	times		0.99	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		16.11	times		13.58	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: 1 Year: 2004
GRUPO CARSO, S.A. DE C.V.

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A-1		10	831,361,500			831,361,500	961,323	
TOTAL			**831,361,500**	**0**	**0**	**831,361,500**	**961,323**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
831,361,500
SHARES PROPORTION BY:

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
A-1	83,638,500	30.71413	46.89000